As filed with the Securities and Exchange Commission on November 17, 2010
Registration No. 333-162088
___________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BIOCANCELL THERAPEUTICS INC.

(Exact Name of Registrant As Specified in Its Charter)

Delaware	2834	20-4630076
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775 Israel
972-2-548-6555

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, Delaware 19808
(302) 636-5400

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copy to:

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Law Offices
 1 Azrieli Center, Round Tower, 40th floor
Tel Aviv 67021, Israel
Tel: 972-3- 6074444
Fax: 972-3- 6074422

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☑ 333-162088

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Units, each consisting of 10 shares of Common Stock, par value $0.01 per share, 5 Series 3 Warrants and 5 Series 4 Warrants (2) (3)	617,000 Units	$9.63	$5,941,710	$423.65
Shares of common stock included as part of the Units	6,170,000 shares	___	___	___(4)
Series 3 Warrants included as part of the Units	3,085,000 warrants	___	___	___(4)
Series 4 Warrants included as part of the Units	3,085,000 warrants	___	___	___(4)
Shares of common stock underlying the warrants included in the Units (5)	6,170,000 shares	$1.10	$6,787,000	$483.92
Total			$12,728,710	$907.57

(1)	An aggregate amount of $906.37 has already been paid in previous submissions of this registration statement, and the remaining $1.20 is being provided herewith.
(2)
Estimated solely for the purpose of calculating the registration fee and based on the upper limit of the price range listed on the cover page of the prospectus, converted from NIS at a rate of NIS 3.677 per U.S. dollar, as per the Bank of Israel's representative rate published on November 16, 2010.

(3)
Pursuant to Rule 416, there are also being registered such additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions as a result of the anti-dilution provisions contained in the Warrants.

(4)	No fee pursuant to Rule 457(g).
(5)	Price based on the weighted-average exercise price of all warrants being registered, converted from NIS at a rate of NIS 3.677 per U.S. dollar, as per the Bank of Israel's representative rate published on November 16, 2010.

This Registration Statement shall become effective upon filing with the SEC in accordance with Rule 462(b) under the Securities Act of 1933.

EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 462(b) as promulgated under the Securities Act of 1933, as amended. BioCancell Therapeutics Inc. (the “Registrant”) hereby incorporates by reference into this registration statement, the contents of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-162088), including the exhibits thereto (the “Prior Registration Statement”). This registration statement is being filed solely to increase the number of securities being offered in the public offering. The required opinion of counsel and related consent and accountant’s consent are attached hereto and filed herewith. Pursuant to Rule 462(b), the contents of the Prior Registration Statement, including the exhibits thereto, are incorporated by reference into this Registration Statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

All exhibits filed or incorporated by reference in the Prior Registration Statement are incorporated by reference into, and shall be deemed to be part of, this Registration Statement, except for the following, which are filed herewith:

Exhibit No.	Description
5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.*
23.1	Consent of Somekh Chaikin, a member firm of KPMG International*
23.2	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (contained in Exhibit 5.1)*

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Jerusalem, Israel, on the 17th day of November, 2010.

BIOCANCELL THERAPEUTICS INC.
/s/ Uri Danon Name: Uri Danon Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Uri Danon Uri Danon	Chief Executive Officer (Principal Executive Officer)	November 17, 2010
/s/ Ira Weinstein Ira Weinstein	Chief Financial Officer (Principal Financial and Accounting Officer)	November 17, 2010
* Doron Nevo	Chairman of the Board of Directors	November 17, 2010
* Abraham Hochberg	Director	November 17, 2010
* Aviv Boim	Director	November 17, 2010
* Hanoch Rappaport	Director	November 17, 2010
* David Schlachet	Director	November 17, 2010
* Orly Yarkoni	Director	November 17, 2010

* /s/  Uri Danon
Uri Danon
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.*
23.1	Consent of Somekh Chaikin, a member firm of KPMG International*
23.2	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (contained in Exhibit 5.1)*

* Filed herewith